August 14, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attention: James B. Rosenberg, Senior Assistant Chief Accountant
Washington, D.C. 20549

Re:	United Surgical Partners International, Inc. Form 10-K for the fiscal year ended December 31, 2008 Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009 File No. 333-144337
Dear Mr. Rosenberg:
          On behalf of United Surgical Partners International, Inc., a Delaware corporation (“USPI” or the “Company”), I am writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K described above (the “10-K”), the Form 10-Q for the quarterly period ended March 31, 2009 (the “First Quarter 10-Q”) and the Form 10-Q for the quarterly period ended June 30, 2009 (the “Second Quarter 10-Q” and, together with the First Quarter 10-Q, the “10-Qs”) in the Staff’s letter to the Company dated August 4, 2009 (the “Comment Letter”). The numbered paragraphs and headings in bold below are taken from the Comment Letter, and the Company’s responses to each comment follow in plain text.
Item 6, Selected Financial Data, page 40
1.	Regarding “Other Data – Number of facilities operated as of the end of period,” clarify in a note to the table the composition of this number (i.e. number that you consolidate, number that are operated by your equity investees that you account for under the equity method of accounting, and any other relevant categories) for each period presented.
     We acknowledge this comment and respectfully request that we replace the “Other Data” section of the table with a table similar to the following in future filings:

		Period From	Period From
		April 19	January 1
	Year Ended	Through	Through
	December 31,	December 31,	April 18,	Years Ended December 31,
	2008	2007	2007	2006	2005	2004
Other Data:
Number of facilities operated as of the end of the period(a):
Consolidated	62	61	64	60	42	42
Equity Method	101	93	84	80	57	44
Management Only	1	1	1	1	—	1

Total	164	155	149	141	99	87

(a)	Not derived from audited financial statements.

Securities and Exchange Commission
August 14, 2009

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
System-Wide Operating Results, page 53
2.	Systemwide operating results is a non-GAAP financial measure that is prohibited by Item 10 of Regulation S-K. This measure appears to circumvent GAAP by combining results of entities that would be prohibited to be consolidated under GAAP. Please revise to remove systemwide operating results and the related discussion. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009.
          We agree that systemwide operating results is a non-GAAP financial measure, but management, together with the chairman of our audit and compliance committee, KPMG LLP (our external auditor) and Akin Gump Strauss Hauer & Feld LLP (our external securities counsel) do not believe its disclosure is prohibited by Item 10 of Regulation S-K, as more fully discussed below. We also do not believe the manner in which we supplementally disclose this information circumvents GAAP.
          Our response to this comment first describes the requirements of Item 10 of Regulation S-K, why our disclosure of systemwide results is not prohibited by Item 10 and how our disclosure complies with the requirements of Item 10 for non-GAAP financial measures. Our response then explains why our MD&A must include systemwide operating results in order to:
•	Meet the objectives of being presented through the eyes of management,

•	Disclose all key variables that would be material to investors,

•	Address material trends and the underlying causes of changes in financial results, and
•	Highlight the unusual fashion in which our unique business model is depicted under GAAP.

Securities and Exchange Commission
August 14, 2009

A. Item 10 of Regulation S-K
          Item 10(e)(ii) of Regulation S-K prohibits five types of disclosure. Those prohibited disclosures are generally:
•	Excluding charges or liabilities that require cash settlement from non-GAAP liquidity measures, except for EBIT and EBITDA. Our disclosure of systemwide operating results does not exclude any such charges or liabilities.
•	Adjusting a non-GAAP measure to eliminate or smooth non-recurring items. Our disclosure of systemwide operating results does not eliminate or smooth any non-recurring items.
•	Presenting non-GAAP financial measures on the face of financial statements. We do not present systemwide operating results on the face of our GAAP financial statements.
•	Presenting non-GAAP financial measures on the face of any required pro forma financial information. The 10-K and the 10-Qs do not contain any required pro forma financial information.
•	Using titles or descriptions of non-GAAP measures that are the same as or confusingly similar to titles or descriptions for GAAP measures. Systemwide operating results is not the same as or confusingly similar to any GAAP measure. The table included in each of our filings that reconciles our systemwide results to our GAAP results on a line-by-line basis clearly highlights the difference between these two measures. We believe that this table, along with our other narrative disclosures, provide adequate information to prevent readers from confusing systemwide non-GAAP measures with GAAP measures.
          The Commission has also provided informal guidance on Item 10 and the use of “system-wide revenues.” In a speech on December 6, 2004, Todd Hardiman, Associate Chief Accountant, Division of Corporate Finance, described two types of non-GAAP measures that the Commission asks registrants to remove. Our disclosure does not represent either of those types of measures, which are:
•	Measures used by financial institutions and retailing companies to remove sale accounting for securitized loans and receivables. We are not a financial institution or retailing company, and our disclosure does not involve securitized loans and receivables.
•	Measures used by non-financial institutions to give effect to the revenues of activities they manage on behalf of others. Two examples were cited to illustrate the most common use of this measure, and why the Commission objects to such use. Our business model is different from the examples cited by Mr. Hardiman, and we believe those differences are meaningful in the context of Mr. Hardiman’s statements.

Securities and Exchange Commission
August 14, 2009

          Mr. Hardiman cited franchisors and management companies as the most common examples of businesses for whom the Commission objects to the use of systemwide measures. Our business is different from these examples in several important respects.
          First, we are in the business of owning and operating short-stay surgical facilities in partnership with physicians and not-for-profit health systems and, while we account for the majority of our facilities under the equity method, our role is the same with respect to each facility regardless of ownership level. We oversee all aspects of the day-to-day operations of each facility, such as managing the personnel who work at the facility, scheduling cases, billing and collecting a facility fee related to the surgery performed, accounting for each entity, and reporting quality and financial results to the partners. Our day-to-day operational role and responsibilities distinguish the Company from a franchisor, who typically licenses a name and provides marketing.
          Second, the Company is an active investor in these facilities, which distinguishes the Company from either a franchisor or management company, and as a result the Company’s systemwide presentation does not include revenues and expenses of entities in which the Company does not have ownership. The Company’s primary source of earnings and operating cash flows is the distribution of each facility’s earnings based on our level of ownership, which occurs on a monthly or quarterly basis. To further illustrate the significance of the Company’s investment in the unconsolidated facilities included in systemwide operating results, we highlight that the Company has devoted a significant amount of its investors’ capital to equity method facilities ($316 million of investments in unconsolidated affiliates compared to total equity of $800 million) and on a year-to-date basis through June 30, 2009 earned $28 million in equity in earnings of unconsolidated affiliates (pretax earnings, after the deduction of general, administrative and other expenses related to the Company’s overall business, were $37 million during this period).
          The key aspects of the Company’s business model are the same for all facilities. However, the Company’s level of ownership varies widely from facility to facility and, depending on the governance structure of each entity, the determination of whether we consolidate an entity may or may not be linked to our ownership level. Regardless of our ownership level, our role at and sources of earnings from each facility are the same, and our dependence on the physicians on our facilities’ medical staffs, who originate all of our facilities’ revenues by performing procedures at our facilities, is the same. Consequently, management believes that focusing on maximizing the earnings of each facility and the size of our economic interest in each facility (a factor we discuss and trend for investors, on pages 56-57 of the 10-K, page 34 of the First Quarter 10-Q and page 39 of the Second Quarter 10-Q), regardless of whether a facility is consolidated, drives the success of USPI in the eyes of management (and investors). As a result, we focus primarily on measures other than consolidation treatment to assess performance and otherwise understand drivers of net income, as described more fully below.

Securities and Exchange Commission
August 14, 2009

          Beyond the prohibition of certain types of disclosure contained in Item 10(e)(ii) and the public statements by Mr. Hardiman, Item 10(e)(i) of Regulation S-K further requires generally that a registrant must include in any filing that contains one or more non-GAAP financial measures (a) a presentation with equal or greater prominence of the most directly comparable GAAP measure, (b) a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure and (c) a statement disclosing the reasons why management believes the non-GAAP measure provides useful information to investors regarding the registrant’s financial condition and results of operations. As previously stated, we acknowledge that our disclosure of systemwide operating results is a non-GAAP financial measure, as it includes amounts that are excluded from our GAAP financial statements. However, we believe our disclosure of systemwide results fully complies with Item 10(e)(i) because:
•	Each of the 10-K and the 10-Qs includes a presentation with equal or greater prominence of the most directly comparable GAAP measure. See, for example, pages 50-57 of the 10-K.

•	Each of the 10-K and the 10-Qs also includes a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure. See pages 54-56 of the 10-K, page 33 of the First Quarter 10-Q and pages 37-38 of the Second Quarter 10-Q.

•	Finally, each of the 10-K and the 10-Qs includes a statement disclosing the reasons why management believes the non-GAAP measure provides useful information to investors regarding the Company’s financial condition and results of operations. See pages 53-55 of the 10-K, pages 32-34 of the First Quarter 10-Q and pages 36-38 of the Second Quarter 10-Q.
B. Why Systemwide is an Important Supplemental Disclosure to Our Individual Company
          As previously described, management operates the business day-to-day by focusing on maximizing each facility’s earnings and the Company’s share of those earnings, regardless of whether the Company consolidates each facility, and management’s view thus relies on systemwide operating results, which provide an important supplement to the Company’s consolidated results. Accordingly, we believe the supplemental disclosure of systemwide operating results, properly reconciled to GAAP, is necessary to explain the underlying reasons for operating results through the eyes of management. In addition, for reasons discussed more fully below, we believe that systemwide operating results are a necessary supplemental disclosure in order to describe material trends in our business and to explain our operating results given the unusual effect that our business model and the accounting method we apply to investments in our facilities have on our financial statements.

Securities and Exchange Commission
August 14, 2009

          We prepare our MD&A in accordance with the Commission’s objectives as described in S-K 303(a) and (b) and the related interpretive guidance issued in Release No. 33-8350 (the “Release”). Consistent with those objectives, we provide systemwide information supplementally to investors because that information presents management’s view of the Company, which the Commission has identified as the first objective of MD&A. The Commission further stressed in the Release that management should not omit key information that management relies upon and that “when preparing MD&A, companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required.” To that end, we find it difficult to justify withholding a measure that is heavily relied upon by management, and which management has found to be a vital supplement to GAAP in understanding the underlying drivers of the Company’s consolidated results and in gaining an understanding of material trends in our business.
          While recognizing that our method of systemwide presentation is not widely used, we believe that its use by the Company is required by our unique business model, and that this usage is consistent with the Commission’s statement in the Release that companies should “identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” USPI has two unique aspects that investors need to understand in order to comprehend the underlying drivers of our results of operations, each of which are described below.
1.	A shift to more equity method facilities is a material trend in our business that cannot be understood solely by reviewing our consolidated financial statements and narrative GAAP disclosure.
          In our effort to maximize the benefit of our partnerships with physicians and health systems, our ownership levels and whether we control a particular facility change from time to time. We have increasingly surrendered control of our facilities to health system partners, and have deployed this strategy both through the “deconsolidation” of facilities we already own and by adding (through acquisition and construction) new equity method facilities at a much faster rate than consolidated facilities. The number of consolidated U.S. facilities we operate was 57 at June 30, 2009 (the same number it was at December 31, 2006), but the number of equity method facilities increased from 80 to 107 during the same period.
          This trend toward more equity method facilities requires explanation. As the Commission stated in the Release, “when a description of known material trends, events, demands, commitments and uncertainties is set forth, companies should consider including, and may be required to include, an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, or the relative significance of those matters.” The underlying reasons for the changes in our consolidated revenues, expenses and net income, and the interrelationship of these constituent elements of our financial statements, are often driven heavily by changes in the overall mix of consolidated and equity method facilities or by changes in consolidation status of our facilities, but the relative significance that these mix changes or transactions have on our earnings cannot be determined based solely on the consolidated financial statements.

Securities and Exchange Commission
August 14, 2009

          For example, when the Company deconsolidates a facility as a result of selling less than 1% of our interest in it, as we did with two facilities in March 2009, we experience a drop in consolidated revenues and expenses. However, the impact this transaction has on net income is minimal, as the net reduction in revenues and expenses is almost entirely offset by an increase in equity in earnings of unconsolidated affiliates. This interrelationship can be described narratively when it involves one transaction, but when there are a wide variety of transactions affecting our mix of facilities, such as acquisitions, disposals or expansion activities being predominantly conducted through unconsolidated affiliates, we have found it increasingly difficult and ineffective to describe solely by a narrative the underlying factors driving our net income and their relative significance in our overall results. To illustrate this point further, a change in consolidated revenues or expenses can be analyzed separately from the revenues of unconsolidated affiliates, but the key piece of information in assessing how much we are growing our business and the expectations that should create for our earnings is the aggregate change of all facilities’ revenues and expenses, as that ultimately drives our overall earnings. Conversely, the deconsolidation of a facility, or how many facilities we consolidate, is often not a key driver, especially considering that because consolidation treatment is generally driven by control provisions rather than merely by ownership interest, we own a larger economic interest in some equity method facilities than we do in some consolidated facilities, as discussed below.
          Our performance for the quarter ended June 30, 2009 is a good example of how the systemwide results are vital in explaining our financial results. Our consolidated revenues decreased 4%, while our operating income increased 19%. The difference in these two percentages is largely because of the mix of consolidated versus unconsolidated facilities. As described above, we deconsolidated two facilities, which contributed to a decrease in consolidated revenues, but revenues of the businesses we operate grew by 10%, which, together with cost control initiatives, caused our operating income to significantly increase, largely reflected within equity in earnings of unconsolidated affiliates, which increased 45% in the quarter compared to the second quarter of 2008. Quantifying the amount of revenues that have been eliminated from the consolidated financial statements due to deconsolidations provides part of the answer, as does analyzing the performance of the unconsolidated facilities, but it is only the analysis that aggregates all of our businesses that illustrates the net impact of all of the underlying factors of our change in net income: facility revenue growth, leveraging of expenses, acquisitions and disposals of facilities and other factors. Changes in consolidation status or mix of facilities often have relatively little meaning in this analysis and may be misleading if adequate supplemental measures are not provided to clarify.

Securities and Exchange Commission
August 14, 2009

          To further illustrate, an analyst noted that our medical services and supplies expense for the quarter ended June 30, 2009 decreased 180 basis points as a percentage of revenues (compared to the quarter ended June 30, 2008) and asked if this was sustainable. This relationship in our consolidated financial statements was driven by our deconsolidation of the two facilities discussed above. One of those facilities has higher ratios of supplies to revenues than our overall company average. When viewed on a systemwide basis, in which this facility was treated the same way for both periods, the percentage actually increased 50 basis points. Because of the supplemental disclosure of systemwide operating results, we were able to direct the investor to the information management used to understand this relationship, and to comprehend that our increase in earnings was not driven by a decrease in our facilities’ supplies expense as a percentage of revenues.
2.	Our primary business model and strategy, and our application of a required accounting method to it, materially impacts our financial statements in an unusual fashion.
          The Release states that “companies should also consider whether the economic characteristics of any of their business arrangements, or the methods used to account for them, materially impact their results of operations or liquidity in a structured or unusual fashion, where disclosure would be necessary to understand the amounts depicted in their financial statements.” Our application of GAAP to our investments in surgical facilities has a major impact on our financial presentation that is different from what investors may reasonably expect. First, we invest in and operate all the facilities in a similar manner and in partnership with other providers. Based on this, investors may not expect our financial statements to treat certain facilities so differently from others. The confusion is increased by the fact that investments with similar economic impact to us (i.e., where we own the same percentage) are treated very differently depending on whether we have sufficient control to consolidate them. In certain cases we own a minority economic interest in a facility but consolidate it due to governance provisions giving us control or certain structures that are variable interest entities for which we are the primary beneficiary. In other cases we own a majority economic interest but do not consolidate a facility because we do not control its governance or otherwise meet GAAP requirements for consolidation. We believe that this lack of correlation between our level of economic interest and whether the investee is included in our consolidated revenues and expenses has a material effect on our financial statements that is unusual, which investors need to understand.
          In closing, we believe that inclusion of systemwide operating results is not a violation of Item 10, and our MD&A needs to include systemwide operating results in order to meet the Commission’s objectives for MD&A. While our discussion of GAAP measures will always be more prominent, we believe the supplemental disclosure of systemwide results is imperative for investors to understand the factors driving the Company’s results. Failing to disclose this key internal measure externally would, we believe, be inconsistent with the goal of transparency and, moreover, would disadvantage investors desirous of seeing the Company through management’s eyes.

Securities and Exchange Commission
August 14, 2009

Consolidated Financial Statements
(1) Summary of Significant Accounting Policies and Practices
(b) Merger transaction, page F-7
3.	Please provide us with a comprehensive explanation, including the number of shares exchanged, to support your method of accounting for the merger transaction. Address SFAS 141, EITF 88-16, EITF Topic D-97, SAB Topic 5J and any other accounting guidance that you relied upon in your response.
          We reviewed all of these standards in accounting for the merger. The explanation of how we considered each standard and drew conclusions regarding the accounting for the merger follows.
          First, with respect to the Staff’s request for the number of shares exchanged, the merger was an acquisition of USPI by a new company, USPI Holdings, Inc., which is wholly-owned by another new company, USPI Group Holdings, Inc. (USPIGH). The purchase price of $31.05 per share was paid in cash, except with respect to 585,927 shares of USPI, with an aggregate value of $18.2 million, that were “rolled over,” i.e., converted to shares of USPIGH. These shares, which represented approximately 1% of USPI’s outstanding common stock, were held by affiliates of the venture capital fund that, together with other co-investors, acquired the bulk of the Company and by members of USPI’s management team. We considered the accounting standards as follows:
          EITF Issue No. 88-16, Basis in Leveraged Buyout Transactions, was consulted to determine if the merger should be accounted for at fair value or whether some portion of the assets and liabilities of USPI should be carried over at predecessor basis. The Company concluded that the acquisition was not highly leveraged as it involved debt financing of less than 50%, a threshold described by the Commission during the 1992 AICPA National Conference on Current SEC Developments. Therefore, EITF 88-16 was not applied to the acquisition. Consequently, the transaction was within the scope of SFAS No. 141, Business Combinations, and was accounted for under the purchase method, which requires the assets and liabilities to be recorded at fair value.
          SAB Topic 5J was also consulted and question 1 was considered to accurately represent the merger. Question 1 and its Interpretive Response require pushdown accounting to be used when one company and related persons acquires all of the common stock of another company. USPIGH acquired 100% of the common stock of USPI (the conclusion that no investors in USPIGH should be considered separately was also addressed – see next paragraph). Accordingly, USPI became wholly owned by USPIGH, and USPI’s separate financial statements reflect the push down of the new basis of accounting recorded by USPIGH upon its acquisition of USPI.
          With respect to EITF Topic D-97, Pushdown Accounting, the Company reviewed the factors described in the standard and concluded that there was no significant evidence to indicate that all USPIGH investors were not part of a collaborative group that acquired USPI. Accordingly, pushdown accounting was used.

Securities and Exchange Commission
August 14, 2009

Exhibit Index
4.	The exhibits and schedules to Exhibits 10.1 and 10.2 do not appear to have been filed. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please file full and complete copies of the agreements listed as Exhibits 10.1 and 10.2, including any exhibits, schedules and appendices which are included in such agreements. Please note that if the exhibits or schedules to Exhibits 10.1 and 10.2 are otherwise filed as an exhibit you may insert a note on the page which the annex or schedule is to be located as to the filed location of the document.
          We agree with this comment and will amend the 10-K to include all exhibits and schedules to those Exhibits.
          The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (972) 713-3503 should you have any questions regarding the foregoing.
Sincerely,

/s/ Mark A. Kopser

Mark A. Kopser
Executive Vice President and
Chief Financial Officer
cc:   Raymond A. Ranelli, Audit and Compliance Committee Chairman
Teresa Iannaconi, KPMG LLP
Matt Mount, KPMG LLP
Seth R. Molay, Esq., Akin Gump Strauss Hauer & Feld LLP
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